February 24, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Donald Field and Ms. Erin Jaskot

Re:	The TJX Companies, Inc.

Form 10-K for the Fiscal Year Ended February 1, 2020

Filed March 27, 2020

Definitive Proxy Statement on Schedule 14A

Filed April 23, 2020

File No. 001-04908

Dear Mr. Field and Ms. Jaskot:

On behalf of The TJX Companies, Inc. (“TJX”), I am writing to respond to the comments on TJX’s Definitive Proxy Statement on Schedule 14A and Form 10-K for the fiscal year ended February 1, 2020 (“fiscal 2020”) by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in its letter of January 27, 2021. For convenience, I have included each comment prior to the response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

1.

We note your disclosure in your Form 10-K for the fiscal year ended February 1, 2020 that you repurchased 27.1 million shares of your common stock for $1.5 billion and that your earnings per share reflected a benefit from these stock repurchase programs. We also note that earnings per share growth is one of the performance metrics used in your long-term equity incentive programs and specifically with respect to your Performance Share Units. In future filings, please discuss if and how your stock repurchase programs affected the manner in which the Executive Compensation Committee set the relevant targets used in your long-term equity incentive programs and determined if such targets were achieved. Refer to Item 402(b)(2) of Regulation S-K.

Response:

TJX acknowledges the Staff’s comment and advises the Staff of disclosure regarding this matter on page 34 of TJX’s Definitive Proxy Statement on Schedule 14A filed April 23, 2020 (the “2020 Proxy”), where TJX discloses that it excludes the impact of unbudgeted buybacks from the EPS growth performance metric used for its long-term performance

770 Cochituate Road, 500-1CN, Framingham, Massachusetts 01701

February 24, 2021

share unit (PSU) program. In future filings, TJX will include such disclosure in the section where it describes in detail the calculation of payouts based on an EPS growth performance metric for purposes of its long-term incentive program, in order to clarify that unbudgeted buybacks pursuant to the stock repurchase program do not impact the calculation of the EPS growth performance metric under the terms pre-established by the Executive Compensation Committee (the “ECC”).

2.

We note your disclosure on page 16 that you use both adjusted annual pre-tax income and adjusted total annual sales to determine payouts under your management incentive program. It appears that these are non-GAAP financial measures. In future filings, please provide disclosure regarding how any non-GAAP numbers are calculated from your audited financial statements. We note that we are unable to determine the certain adjustments from your audited financial statements resulting in pre-tax income of $4,934,769 and total sales of $41,795,008. See Instruction 5 to Item 402(b) of Regulation S-K.

Response:

TJX acknowledges the Staff’s comment and confirms that in future filings, to the extent applicable, it will include an explanation of the calculation of adjusted annual pre-tax income and adjusted total annual sales from its audited financial statements, as well as disclosure on the calculation of other non-GAAP numbers from its audited financial statements, with respect to determination of payouts under TJX’s Management Incentive Plan (MIP).

For example, with respect to the calculation of adjusted annual pre-tax income and adjusted total annual sales applicable to the determination of payouts under TJX’s Management Incentive Plan (MIP) for fiscal 2020, TJX notes footnote 1 to the “Fiscal 2020 MIP Goals and Results” table that appears on page 36 of the 2020 Proxy would have been updated to clarify that (1) Actual Pre-Tax Income for MIP (in thousands) for fiscal 2020 ($4,934,768) was determined based on total segment profit (in thousands) reported in TJX’s Annual Report on Form 10-K for fiscal 2020 ($4,972,954), adjusted under the terms pre-established by the ECC to reflect pre-established currency exchange rates (for translation of foreign income, intercompany charges and intra-division charges) and to exclude capitalized inventory costs and mark-to-market impact of inventory derivatives and (2) Actual Total Sales for MIP (in thousands) for fiscal 2020 ($41,795,008) was determined based on total net sales (in thousands) reported in TJX’s Annual Report on Form 10-K for fiscal 2020 ($41,716,977), adjusted to reflect pre-established currency exchange rates.

TJX notes that it does not anticipate disclosing non-GAAP financial measures with regard to the MIP performance goals in its filings for its fiscal year ended January 30, 2021 (“fiscal 2021”), and as a result, such disclosure regarding the calculations would not be applicable.

To the extent other non-GAAP financial measures for performance goals are included in its filings for fiscal 2021, TJX will include disclosure regarding how such non-GAAP numbers are calculated from the audited financial statements in accordance with Instruction 5 to Item 402(b) of Regulation S-K.

February 24, 2021

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Please do not hesitate to call me at (508) 390-6527 if you have any questions or require additional information.

Sincerely,

/s/ Alicia Kelly

Alicia Kelly
Executive Vice President, Secretary & General Counsel

cc:	Scott Goldenberg

Tara Fisher, Esq.